UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
Sociedad Anónima Abierta
Inscrita en el Registro de Valores bajo el Nº 0007

Santiago, 26 de marzo de 2018

Estimado(a)
Señor(a) Accionista:

Ref.: Citación a Junta Ordinaria de Accionistas

Por acuerdo del Directorio se cita a la 115ª Junta Ordinaria de Accionistas para el día 11 de abril de 2018, a las 12:00 horas, a celebrarse en la Sala de Arte CCU, ubicada en Avenida Vitacura N° 2670, comuna de Las Condes, Santiago, con el objeto de tratar las siguientes materias:

1.- Cuenta del Presidente.
2.- Aprobación de la Memoria Anual, Estados Financieros Consolidados e Informe de la Empresa de Auditoría Externa de la sociedad, correspondientes al ejercicio finalizado al 31 de diciembre de 2017.
3.- Distribución de las utilidades del ejercicio 2017 y reparto de dividendos.
4.- Exposición respecto de la política de dividendos de la sociedad e información sobre los procedimientos a ser utilizados en la distribución de los mismos.
5.- Determinación de la remuneración de los miembros del Directorio para el ejercicio 2018.
6.- Determinación de la remuneración de los miembros del Comité de Directores y su presupuesto para el ejercicio 2018.
7.- Determinación de la remuneración de los miembros del Comité de Auditoría y su presupuesto para el ejercicio 2018.
8.- Nombramiento de: (i) Empresa de Auditoría Externa y (ii) Clasificadoras de Riesgo, para el ejercicio 2018.
9.- Cuenta de las actividades realizadas por el Comité de Directores durante el ejercicio 2017.
10.- Cuenta de los acuerdos correspondientes a las operaciones con partes relacionadas de que trata el Título XVI de la Ley N° 18.046.
11.- Tratar cualquier otro asunto de interés social que sea de competencia de esta Junta de conformidad con la ley y los estatutos sociales.

Los documentos que fundamentan las diversas opciones que serán sometidas a voto de los accionistas en la Junta, incluyendo la información que fundamenta la propuesta de las Empresas de Auditoría Externa, se encuentran a disposición de los mismos en el sitio web de la sociedad www.ccu.cl, sección Relación con Inversionistas subsección Gobierno Corporativo, desde el día 26 de marzo de 2018; copia de los mismos podrá ser obtenida en la Gerencia de Asuntos Legales de la sociedad, ubicada en Avenida Vitacura N° 2.670, piso 25, comuna de Las Condes, Santiago, de lunes a jueves de 9:00 a 14:00 horas y de 15:00 a 17:00 horas y viernes de 9:00 a 14:00 horas.

PUBLICACIÓN ESTADOS FINANCIEROS CONSOLIDADOS Y MEMORIA ANUAL

Los Estados Financieros Consolidados de la sociedad al 31 de diciembre de 2017, incluido el informe de la Empresa de Auditoría Externa y sus notas respectivas, se encuentran a disposición del público en las oficinas de la sociedad y han sido publicados con fecha 28 de febrero de 2018, conforme lo dispone el artículo 76 de la Ley N° 18.046, en el sitio web de la sociedad www.ccu.cl, sección Relación con Inversionistas subsección Estados Financieros.

Asimismo, de conformidad con lo establecido en el artículo 75 de la Ley N° 18.046, se informa que la sociedad ha puesto a disposición de los señores accionistas la Memoria correspondiente al ejercicio terminado al 31 de diciembre de 2017, en el sitio web de la sociedad www.ccu.cl, sección Relación con Inversionistas subsección Memorias Anuales. En todo caso, se dispone de un número suficiente de ejemplares de la Memoria impresa, para las consultas pertinentes de los señores accionistas, en las oficinas de la sociedad ubicadas en Avenida Vitacura N° 2.670, piso 23, comuna de Las Condes, Santiago.

DIVIDENDO DEFINITIVO N° 255

Conforme a lo acordado por el Directorio en sesión celebrada el 7 de marzo de 2018, se propondrá a la Junta Ordinaria de Accionistas antes citada el reparto del Dividendo Definitivo Nº 255, de $108,88833 por acción de la serie única, con cargo a las utilidades del ejercicio finalizado al 31 de diciembre de 2017 (Utilidad atribuible a propietarios de la controladora). Asimismo, se propondrá a la Junta que el dividendo antes indicado sea pagado a partir del día 26 de abril de 2018, a los accionistas que se encuentren inscritos en el Registro de Accionistas a la medianoche del quinto día hábil anterior a dicha fecha, esto es, el 20 de abril de 2018.

El pago se hará mediante vale vista nominativo a través de cualquier sucursal del Banco de Crédito e Inversiones (BCI) a lo largo de todo el país, en horario de atención de bancos, de 9:00 a 14:00 horas. Sólo para aquellos accionistas que lo hayan solicitado con anterioridad por escrito al Departamento de Acciones de la sociedad (DCV Registros S.A.), se les depositará en su cuenta corriente bancaria o de ahorro, o en su caso, se les enviará vale vista o cheque nominativo por correo certificado al domicilio indicado en dicha comunicación.

Transcurridos noventa días desde la fecha de inicio del pago del dividendo, los accionistas o sus mandatarios deberán retirar el dividendo correspondiente en el Departamento de Acciones de la sociedad, ubicado en calle Huérfanos N° 770, piso 22, comuna de Santiago, de lunes a jueves de 09:00 a 17:00 horas y viernes de 09:00 a 16:00 horas, debiendo al momento de proceder a dicho retiro identificarse con su respectiva cédula de identidad, exhibir el poder en los casos que corresponda y firmar los recibos, comprobantes y registros que la sociedad requiera con dicho objetivo. El pago en este caso será siempre mediante cheque nominativo.

El aviso en que se precisa a qué accionistas corresponde este dividendo se publicará el día 18 de abril de 2018 en el diario El Mercurio.

PARTICIPACIÓN EN LA JUNTA

Tendrán derecho a participar en la Junta citada precedentemente, los accionistas que figuren inscritos en el Registro de Accionistas a la medianoche del quinto día hábil anterior a aquél en que se celebrará la Junta, esto es, el 5 de abril de 2018.

La calificación de poderes, si procediere, se efectuará el mismo día en que se celebre la Junta, hasta el momento mismo de su iniciación.

Para el caso que usted no pudiere asistir a esta Junta, puede otorgar el poder adjunto y hacerlo llegar a las oficinas de nuestro Departamento de Acciones, ubicadas en calle Huérfanos N° 770, piso 22, comuna de Santiago.

Andrónico Luksic Craig	Patricio Jottar Nasrallah
Presidente	Gerente General

CARTA PODER

En	,		de		de
(Lugar de otorgamiento)		(día)		(mes)		(año)

Señor
Presidente

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
Santiago

Con esta fecha por la presente, doy poder y autorizo a don(a) (nombre y apellidos del apoderado) ____________________________________________________________________________, con la facultad de delegar, para representarme, con voz y voto, en todas las actuaciones de la Junta Ordinaria de Accionistas de COMPAÑÍA CERVECERÍAS UNIDAS S.A., citada para el día 11 de abril de 2018, o en la que se celebre en su reemplazo si aquella no pudiere efectuarse por falta de quórum, o por defectos en su convocatoria o por haber sido suspendida por la Comisión para el Mercado Financiero (antes Superintendencia de Valores y Seguros), en virtud de lo dispuesto en el inciso 2º del artículo 63 de la Ley N° 18.046.

En el ejercicio de su mandato, el apoderado individualizado precedentemente o la persona en quien éste delegue, podrá ejercer en la Junta todos los derechos que, de acuerdo con la Ley, el Reglamento de Sociedades Anónimas y los Estatutos Sociales, me corresponden en mi carácter de accionista.

Confiero el presente poder por el total de las acciones con que figure inscrito en el Registro de Accionistas de COMPAÑÍA CERVECERÍAS UNIDAS S.A., a la medianoche del quinto día hábil anterior a la fecha de la celebración de la Junta Ordinaria citada.

Este poder sólo podrá entenderse revocado por otro que, con fecha posterior a la de hoy, el suscrito otorgue a persona distinta del mandatario antes designado, y si se presentaren dos o más poderes de igual fecha, extendidos en favor de distintas personas, ellos no podrán ser considerados para los fines del quórum y de votación en la Junta.

NOMBRE ACCIONISTA:

RUT ACCIONISTA:

Firma Accionista

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 26, 2018